SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

LAIX Inc.

(Name of Issuer)

Class A Ordinary Shares, par value of $0.001 per share

(Title of Class of Securities)

50736W105**

(CUSIP Number)

Glenn Solomon

3000 Sand Hill Road Building 4, Suite 230

Menlo Park, California 94025

United States of America

(650) 475-2150

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 11, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	CUSIP number 50736W105 has been assigned to the American depositary shares (“ADSs”) of the Issuer, which are quoted on The Nasdaq Stock Market under the symbol “LAIX.” Each ADS represents fourteen Class A ordinary shares of the Issuer (the “Class A Ordinary Shares”). No CUSIP number has been assigned to the Class A Ordinary Shares of the Issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50736W105	13D	Page 2

1.	Name of Reporting Persons GGV Capital IV L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.0%
14.	Type of Reporting Person (see instructions) PN

(1)	This Schedule is filed by GGV Capital IV L.P., GGV Capital IV Entrepreneurs Fund L.P., GGV Capital IV L.L.C., GGV Capital Select L.P., GGV Capital Select L.L.C., Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee (collectively, the “Reporting Persons”). These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

CUSIP No. 50736W105	13D	Page 3

1.	Name of Reporting Persons GGV Capital IV Entrepreneurs Fund L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.0%
14.	Type of Reporting Person (see instructions) PN

(1)	This Schedule is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

CUSIP No. 50736W105	13D	Page 4

1.	Name of Reporting Persons GGV Capital Select L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.0%
14.	Type of Reporting Person (see instructions) PN

(1)	This Schedule is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

CUSIP No. 50736W105	13D	Page 5

1.	Name of Reporting Persons GGV Capital IV L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.0%
14.	Type of Reporting Person (see instructions) OO

(1)	This Schedule is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

CUSIP No. 50736W105	13D	Page 6

1.	Name of Reporting Persons GGV Capital Select L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.0%
14.	Type of Reporting Person (see instructions) OO

(1)	This Schedule is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

CUSIP No. 50736W105	13D	Page 7

1.	Name of Reporting Persons Jixun Foo
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.0%
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

CUSIP No. 50736W105	13D	Page 8

1.	Name of Reporting Persons Glenn Solomon
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.0%
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

CUSIP No. 50736W105	13D	Page 9

1.	Name of Reporting Persons Jeffrey Gordon Richards
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.0%
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

CUSIP No. 50736W105	13D	Page 10

1.	Name of Reporting Persons Hans Tung
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.0%
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

CUSIP No. 50736W105	13D	Page 11

1.	Name of Reporting Persons Jenny Hong Wei Lee
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.0%
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

CUSIP No. 50736W105	13D	Page 12

Introductory Note: This Amendment No. 2 amends and supplements the Schedule 13D (the “Original 13D”) filed with the Securities and Exchange Commission on February 12, 2019 on behalf of GGV Capital IV L.P., a limited partnership organized under the laws of the State of Delaware, GGV Capital IV Entrepreneurs Fund L.P., a limited partnership organized under the laws of the State of Delaware, GGV Capital IV L.L.C., a limited liability company organized under the laws of the State of Delaware, GGV Capital Select L.P., a limited partnership organized under the laws of the State of Delaware, and GGV Capital Select L.L.C., a limited liability company organized under the laws of the State of Delaware, Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee (collectively, the “Reporting Persons”) in respect of the Class A Ordinary Shares, par value of $0.001 per share, of LAIX Inc. (the “Issuer”), as amended by the Amendment No. 1 to the Original 13D filed on July 8, 2022 (together with the Original 13D, the “Original Filings”). Except as amended hereby, the Original Filings remain in full force and effect. Capitalized terms used but not defined in this Amendment No. 2 shall have the meanings ascribed to them in the Original Filings.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

On October 11, 2022, the Issuer and Merger Sub filed a plan of merger with the Registrar of Companies of the Cayman Islands, pursuant to which the Merger became effective on October 11, 2022 (the “Effective Time”). As a result of the Merger, each of the Issuer’s Ordinary Shares issued and outstanding immediately prior to the Effective Time and each ADS were cancelled and ceased to exist, and each Reporting Person no longer beneficially owns any Ordinary Shares or ADSs.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety by the following:

(a)–(b) As a result of the transactions described in Item 4 of this Schedule 13D, each Reporting Person no longer beneficially owns any Ordinary Shares or ADSs, and each Reporting Person no longer has any voting or dispositive power over any Ordinary Shares or ADSs.

(c) Except as set forth in Item 4 of this Schedule 13D, none of the Reporting Persons has effected any transaction in the Ordinary Shares during the past 60 days.

(d) Not applicable.

(e) As a result of the transactions described in Item 4 of this Schedule 13D, on October 11, 2022, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Ordinary Shares. This Amendment No. 2 is the final amendment to the Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 13, 2022

GGV CAPITAL IV L.P.
GGV CAPITAL IV ENTREPRENEURS FUND L.P.
BY: GGV CAPITAL IV L.L.C.
ITS: GENERAL PARTNER

By:	/s/ Terence Jen
Terence Jen
Attorney-in-Fact

GGV CAPITAL IV L.L.C.

By:	/s/ Terence Jen
Terence Jen
Attorney-in-Fact

GGV CAPITAL SELECT L.P. BY: GGV CAPITAL SELECT L.L.C. ITS: GENERAL PARTNER

By:	/s/ Terence Jen
Terence Jen
Attorney-in-Fact

GGV CAPITAL SELECT L.L.C.

By:	/s/ Terence Jen
Terence Jen
Attorney-in-Fact

/s/ Jixun Foo
Jixun Foo

/s/ Glenn Solomon
Glenn Solomon

/s/ Jeffrey Gordon Richards
Jeffrey Gordon Richards

/s/ Hans Tung
Hans Tung

/s/ Jenny Hong Wei Lee
Jenny Hong Wei Lee